FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Shareholder Information

Fourth interim dividend for 2013 ........................	565
Interim dividends for 2014 .................................	565
Shareholder profile .............................................	566
2013 Annual General Meeting ............................	566
Interim Management Statements and Interim Results ................................................	567
Shareholder enquiries and communications ..........	567
Stock symbols .....................................................	568
Investor relations ...............................................	569

Where more information about HSBC is available	569
Simplified structure chart ....................................	570
Taxation of shares and dividends ........................	571
Cautionary statement regarding forward-looking statements ......................................................	574
Abbreviations .....................................................	575
Glossary and Index ..............................................	579

Fourth interim dividend for 2013

The Directors have declared a fourth interim dividend for 2013 of US$0.19 per ordinary share. Information on the scrip dividend scheme and currencies in which shareholders may elect to have the cash dividend paid will be sent to shareholders on or about 25 March 2014. The timetable for the dividend is:

Announcement .............................................................................................................................................	24 February 2014
Shares quoted ex-dividend in London, Hong Kong, Paris and Bermuda ..........................................................	12 March 2014
ADSs quoted ex-dividend in New York ..........................................................................................................	12 March 2014
Record date in Hong Kong ............................................................................................................................	13 March 2014
Record date in London, New York, Paris and Bermuda1 ................................................................................	14 March 2014
Mailing of Annual Report and Accounts 2013 and/or Strategic Report 2013, Notice of Annual General Meeting
and dividend documentation ......................................................................................................................
25 March 2014
Final date for receipt by registrars of forms of election, Investor Centre electronic instructions and revocations of standing instructions for scrip dividends ................................................................................................
15 April 2014
Exchange rate determined for payment of dividends in sterling and Hong Kong dollars ................................	22 April 2014
Payment date: dividend warrants, new share certificates or transaction advices and notional tax vouchers mailed and shares credited to stock accounts in CREST ........................................................................................
30 April 2014

1 Removals to and from the Overseas Branch register of shareholders in Hong Kong will not be permitted on this date.

Interim dividends for 2014

The Board has adopted a policy of paying quarterly interim dividends on the ordinary shares. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. It is envisaged that the first interim dividend in respect of 2014 will be US$0.10 per ordinary share.

Dividends are declared in US dollars and, at the election of the shareholder, paid in cash in one of, or in a combination of, US dollars, sterling and Hong Kong dollars, or, subject to the Board's determination that a scrip dividend is to be offered in respect of that dividend, may be satisfied in whole or in part by the issue of new shares in lieu of a cash dividend.

Shareholder profile

At 31 December 2013 the share register recorded the following details:

Ordinary shares held	Number of shareholders	Total shares held

1-100 ......................................................................................................................................	36,671	1,085,236
101-400 ..................................................................................................................................	29,459	7,226,259
401-500 ..................................................................................................................................	7,506	3,397,827
501-1,000 ...............................................................................................................................	31,360	22,984,271
1,001-5,000 ............................................................................................................................	70,724	166,667,452
5,001-10,000 ..........................................................................................................................	18,439	130,183,641
10,001-20,000 ........................................................................................................................	10,902	152,062,623
20,001-50,000 ........................................................................................................................	6,611	202,833,471
50,001-200,000 ......................................................................................................................	3,256	300,217,089
200,001-500,000 ....................................................................................................................	706	221,550,972
500,001 and above ..................................................................................................................	1,063	17,621,798,198

Total ......................................................................................................................................	216,697	18,830,007,039

2013 Annual General Meeting

All resolutions considered at the 2013 Annual General Meeting held at 11.00am on 24 May 2013 at The Barbican Centre, London EC2 were passed on a poll as follows:

		Votes
Resolution		For1%		Against	%	Total	%2	Withheld3

1	To receive the Annual Report and Accounts for 2012 ....................	9,582,599,011	98.62	134,219,149	1.38	9,716,818,160	52.17	15,724,907
2	To approve the Directors' Remuneration Report for 2012 .	8,304,766,707	89.00	1,026,750,082	11.00	9,331,516,789	50.10	399,765,100
3	To elect or re-elect the following as Directors:
	(a).. S A Catz ...............................	9,705,465,619	99.87	12,747,527	0.13	9,718,213,146	52.18	15,960,825
	(b).. L M L Cha ............................	9,572,286,348	99.48	49,577,260	0.52	9,621,863,608	51.66	111,431,942
	(c).. M K T Cheung ......................	9,685,695,545	99.66	32,573,965	0.34	9,718,269,510	52.18	15,908,254
	(d).. J Comey................................	9,705,606,332	99.87	12,578,071	0.13	9,718,184,403	52.18	15,972,535
	(e).. J D Coombe...........................	9,480,244,194	97.55	237,837,940	2.45	9,718,082,134	52.17	15,955,253
	(f)... J Faber...................................	9,696,534,776	99.78	21,625,814	0.22	9,718,160,590	52.17	15,973,448
	(g).. R A Fairhead..........................	9,663,011,443	99.46	52,731,976	0.54	9,715,743,419	52.16	18,424,393
	(h).. R Fassbind..............................	9,704,174,178	99.86	13,994,077	0.14	9,718,168,255	52.17	15,963,055
	(i)... D J Flint................................	9,501,654,886	97.92	201,964,145	2.08	9,703,619,031	52.10	30,545,606
	(j)... S T Gulliver...........................	9,688,105,732	99.70	29,297,560	0.30	9,717,403,292	52.17	16,759,939
	(k).. J W J Hughes-Hallett.............	9,671,525,325	99.55	43,259,963	0.45	9,714,785,288	52.16	19,360,574
	(l)... W S H Laidlaw.......................	9,631,950,561	99.64	34,439,677	0.36	9,666,390,238	51.90	67,764,178
	(m). J P Lipsky.............................	9,695,295,317	99.76	22,865,509	0.24	9,718,160,826	52.17	15,882,750
	(n).. J R Lomax.............................	9,675,152,284	99.56	43,120,545	0.44	9,718,272,829	52.18	15,880,430
	(o).. I J Mackay.............................	9,681,451,307	99.62	36,645,895	0.38	9,718,097,202	52.17	15,979,019
	(p).. Sir Simon Robertson .............	9,561,469,393	99.37	60,350,649	0.63	9,621,820,042	51.66	111,440,980

4	To reappoint the Auditor at remuneration to be determined by the Group Audit Committee .	9,441,326,833	97.86	206,449,570	2.14	9,647,776,403	51.80	86,358,827
5	To authorise the Directors to allot shares .......................................	9,456,469,654	97.32	260,668,567	2.68	9,717,138,221	52.17	17,007,896
6	To disapply pre-emption rights (Special Resolution) ..................	9,524,207,114	98.03	191,306,185	1.97	9,715,513,299	52.16	18,654,074
7	To authorise the Company to purchase its own shares .............	9,538,869,292	99.15	81,838,761	0.85	9,620,708,053	51.65	111,077,756
8	To approve general meetings (other than annual general meetings) being called on 14 clear days' notice (Special Resolution) .......	8,610,798,049	88.61	1,106,498,079	11.39	9,717,296,128	52.17	16,736,806

1 Includes discretionary votes.
2 Percentage of Issued Share Capital voted.
3 A 'Vote Withheld' is not a 'vote' in law and is not counted in the calculation of the votes 'For' and 'Against' the resolution.

Interim Management Statements and Interim Results

Interim Management Statements are expected to be issued on or around 7 May 2014 and 3 November 2014. The Interim Results for the six months to 30 June 2014 are expected to be issued on 4 August 2014.

Shareholder enquiries and communications

Enquiries

Any enquiries relating to shareholdings on the share register, for example transfers of shares, change of name or address, lost share certificates or dividend cheques, should be sent to the Registrars at the address given below. The Registrars offer an online facility, Investor Centre, which enables shareholders to manage their shareholding electronically.

Principal Register:	Hong Kong Overseas Branch Register:	Bermuda Overseas Branch Register:

Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS99 6ZZ United Kingdom Telephone: 44 (0) 870 702 0137 Email via website: www.investorcentre.co.uk/contactus	Computershare Hong Kong Investor Services Limited Rooms 1712-1716, 17th Floor Hopewell Centre 183 Queen's Road East Hong Kong Telephone: 852 2862 8555 Email: hsbc.ecom@computershare.com.hk	Investors Relations Team HSBC Bank Bermuda Limited 6 Front Street Hamilton HM 11 Bermuda Telephone: 1 441 299 6737 Email: hbbm.shareholder.services@hsbc.bm
Investor Centre: www.investorcentre.co.uk	Investor Centre: www.investorcentre.com/hk	Investor Centre: www.investorcentre.com/bm

Any enquiries relating to ADSs should be sent to the depositary:

The Bank of New York Mellon
Depositary Receipts
PO Box 43006
Providence, RI 02940-3006
USA
Telephone (US): 1 877 283 5786
Telephone (International): 1 201 680 6825
Email: shrrelations@bnymellon.com
Website: www.bnymellon.com/shareowner

Any enquiries relating to shares held through Euroclear France, the settlement and central depositary system for NYSE Euronext Paris, should be sent to the paying agent:

HSBC France
103, avenue des Champs Elysées
75419 Paris Cedex 08
France
Telephone: 33 1 40 70 22 56
Email: ost-agence-des-titres-hsbc-reims.hbfr-do@hsbc.fr
Website: www.hsbc.fr

If you have been nominated to receive general shareholder communications directly from HSBC Holdings, it is important to remember that your main contact for all matters relating to your investment remains the registered shareholder, or perhaps custodian or broker, who administers the investment on your behalf. Therefore any changes or queries relating to your personal details and holding (including any administration thereof) must continue to be directed to your existing contact at your investment manager or custodian. HSBC Holdings cannot guarantee dealing with matters directed to it in error.

Further copies of this Annual Report and Accounts 2013 may be obtained by writing to the following departments:

For those in Europe, the Middle East and Africa:	For those in Asia-Pacific:	For those in the Americas:

Global Communications HSBC Holdings plc 8 Canada Square London E14 5HQ United Kingdom	Communications (Asia) The Hongkong and Shanghai Banking Corporation Limited 1 Queen's Road Central Hong Kong	Global Publishing Services HSBC - North America 26525 N Riverwoods Boulevard Mettawa, Illinois 60045 USA

Electronic communications

Shareholders may at any time choose to receive corporate communications in printed form or to receive notifications of their availability on HSBC's website. To receive future notifications of the availability of a corporate communication on HSBC's website by email, or revoke or amend an instruction to receive such notifications by email, go to www.hsbc.com/ecomms. If you provide an email address to receive electronic communications from HSBC, we will also send notifications of your dividend entitlements by email. If you received a notification of the availability of this document on HSBC's website and would like to receive a printed copy or, if you would like to receive future corporate communications in printed form, please write or send an email (quoting your shareholder reference number) to the appropriate Registrars at the address given above. Printed copies will be provided without charge.

Chinese translation

A Chinese translation of this Annual Report and Accounts 2013 is available upon request after 25 March 2014 from the Registrars:

Computershare Hong Kong Investor Services Limited Rooms 1712-1716, 17th Floor Hopewell Centre 183 Queen's Road East Hong Kong	Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS99 6ZZ United Kingdom

Please also contact the Registrars if you wish to receive Chinese translations of future documents or if you have received a Chinese translation of this document and do not wish to receive such translations in future.

Stock symbols

HSBC Holdings ordinary shares trade under the following stock symbols:

London Stock Exchange	HSBA	Euronext Paris	HSB
Hong Kong Stock Exchange	5	Bermuda Stock Exchange	HSBC.BH
New York Stock Exchange (ADS)	HSBC

Investor relations

Enquiries relating to HSBC's strategy or operations may be directed to:

Manager Investor Relations HSBC Holdings plc 8 Canada Square London E14 5HQ United Kingdom	SVP Investor Relations HSBC North America Holdings Inc. 26525 N Riverwoods Boulevard Mettawa, Illinois 60045 USA	Head of Investor Relations, Asia-Pacific The Hongkong and Shanghai Banking Corporation Limited 1 Queen's Road Central Hong Kong

Telephone: 44 020 7991 8041	1 224 880 8008	852 2822 4908
Facsimile: 44 0845 587 0225	1 847 383 3331	852 3418 4469
Email: investorrelations@hsbc.com	investor.relations.usa@us.hsbc.com	investorrelations@hsbc.com.hk

Where more information about HSBC is available

This Annual Report and Accounts 2013, and other information on HSBC, may be viewed on HSBC's website: www.hsbc.com.

Reports, statements and information that HSBC Holdings files with the Securities and Exchange Commission are available at www.sec.gov. Investors can also request hard copies of these documents upon payment of a duplicating fee, by writing to the SEC at the Office of Investor Education and Advocacy, 100 F Street N.E., Washington, DC 20549-0123 or by emailing PublicInfo@sec.gov. Investors should call the Commission at (202) 551 8090 if they require further assistance. Investors may also obtain the reports and other information that HSBC Holdings files at www.nyse.com (telephone number (1) 212 656 3000).

HM Treasury has transposed the requirements set out under CRD IV and issued the Capital Requirements Country-by-Country Reporting Regulations 2013, effective 1 January 2014. The legislation will require HSBC Holdings to publish additional information, in respect of the year ended 31 December 2013, by 1 July 2014. This information will be available at the time on HSBC's website: www.hsbc.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 25 March 2014